February 2, 2005


Via U.S. mail and facsimile 303-329-0303

Stephen D. Replin, President
Monet Entertainment Group Ltd.
222 Milwaukee St., Suite 304
Denver, CO  80206

	Re: 		Monet Entertainment Group Ltd.
	File No.:	0-27609


Dear Mr. Replin:

      We note that Story and Company, PC previously was your auditor of record. It is our understanding that Story and Company, PC is not registered with The Public Company Accounting Oversight Board (PCAOB). Section 102 of the Sarbanes-Oxley Act of 2002 made it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report with respect to any issuer. This provision applies to any issuer whose securities are registered under Section
12 of the Securities Exchange Act of 1934 that is required to file reports under Section 15(d) of that Act, or that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933 and has not been withdrawn. Additionally, since a review is an integral part of the audit, the firm performing any interim reviews is required to be registered with the PCAOB.

      The fact that Story and Company, PC is not registered with the
PCAOB can have a serious impact on you. For example Story and Company, PC does not have the ability to do the following:

* Issue or reissue/update audit reports (note that under PCAOB rules, see for example Rule 2100, if a person/firm is not currently registered, it cannot engage in the preparation or issuance of, or play a substantial role in the preparation or furnishing of, an audit report, other than to issue a consent to the use of an audit report issued prior to October 22, 2003). We note that Story and Company,
PC updated its audit report in your Form 10-K/A filed on January
28,
2005.

* Perform interim reviews in accordance with SAS 100.

	Since Story and Company, PC is not registered with the PCAOB, you will need to do the following in order to amend prior filings or reports, meet your year-end filing deadlines and comply with the requirements of the Sarbanes-Oxley Act of 2002 and the PCAOB:

* engage the successor registered public accounting firm to re-review any interim periods that were reviewed by Story and Company, PC, after registration was required (October 22, 2003),
* engage the successor registered public accounting firm to re-audit any periods that were audited by Story and Company, PC, for which audit reports were issued after October 22, 2003, and
* file amendments to any Forms 10-K or 10-Q after the financial statements have been re-audited by your successor registered public accounting firm.

      Please explain your plans to address the items in a timely manner. Please respond within five business days of receipt of this letter. Advise the staff if additional time is needed to reply.

      If you have any questions, please call Stephanie Hunsaker, Assistant Chief Accountant, at (202) 942-2982.



								Sincerely,




								Louise Dorsey
								Associate Chief Accountant
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Stephen D. Replin
Monet Entertainment Group Ltd.
February 2, 2005
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